

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
Mr. Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer, and Treasurer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA 01104

> **RE:** **Smith & Wesson Holding Corporation**
> **Form 10-K for the Year ended April 30, 2012**
> **Filed June 28, 2012**
> **Response dated January 29, 2013**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have reviewed your response letter dated January 29, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 15 – Exhibits and Financial Statement Schedules, page 39

Consolidated Financial Statements, page F-1

Note 2 – Significant Accounting Policies, page F-8

General

1. We have reviewed your response to prior comment six from our letter dated January 15, 2013. Please also disclose in future filings the types of expenses that you include in the general and administrative expenses line item. Please show us supplementally what your revised disclosure will look like.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief